UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2016
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-35764

A. Full title of the plan and the address of the plan if different from that of the issuer named below:
PBF ENERGY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PBF ENERGY INC.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

PBF ENERGY RETIREMENT SAVINGS PLAN

*All other schedules required by 29 CFR. §2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PBF Holding Company LLC Retirement Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the PBF Energy Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 and schedule of delinquent participant contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Friedman LLP

East Hanover, NJ
June 26, 2017

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
ASSETS
Investments, at fair value	$205,188,428	$148,323,213

Receivables:
Employer contributions	675,043	444,185
Participant contributions	980,605	651,297
Notes receivable from participants	6,053,701	5,322,544
	7,709,349	6,418,026

Total assets	212,897,777	154,741,239

Net assets available for benefits	$212,897,777	$154,741,239

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

Additions
Investment income:
Net appreciation in fair value of investments	$8,418,389
Interest and dividends	4,671,382
Total investment income	13,089,771

Interest income on notes receivable from participants	234,624

Contributions:
Participants	30,457,938
Employer	19,976,312
Rollover	4,054,141
Other	25,651
Total contributions	54,514,042

Total additions	67,838,437

Deductions
Benefits paid to participants	9,643,769
Administrative expenses	38,130
Total deductions	9,681,899

Net increase in net assets available for benefits	58,156,538

Net assets available for benefits:
Beginning of year	154,741,239
End of year	$212,897,777

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF PLAN

General
The PBF Energy Retirement Savings Plan (the "Plan") is a qualified retirement plan covering certain of PBF Energy Inc.'s and its subsidiaries' employees in the United States ("U.S.").

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). As used in this report, the term "PBF Energy" or the "Company" may refer, depending upon the context, to PBF Energy Inc., one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
PBF Holding Company LLC ("PBF Holding"), a subsidiary of PBF Energy, is the Plan sponsor. PBF Energy is a publicly traded independent petroleum refining company with five refineries in the U.S. and approximately 3,200 employees, which includes approximately 600 employees who became employed at the Company's California locations on July 1, 2016 in connection with the acquisition of the Torrance Refinery ("Torrance") and related logistic assets.

The PBF Holding Company LLC Retirement Plan’s Administrative Committee (the "Administrative Committee"), which consists of persons selected by PBF Holding, is the Plan Administrator. The members of the Administrative Committee are employees of the Company that serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company ("Vanguard") is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Employees at PBF Energy's U.S. locations are eligible to participate in the Plan on the first day of the month following the completion of thirty days of service with the Company. Contractors and part-time employees, as defined in the Plan, are excluded from participating in the Plan.

Contributions
Eligible employees may make pre-tax contributions of a percentage of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (the "Code") limitations. Participants may also make designated Roth 401(k) contributions to the Plan. The Code established an annual contribution limit of $18,000 for the years ended December 31, 2016 and 2015. Participants 50 years of age or older can contribute an additional catch-up contribution of up to $6,000 for the years ended December 31, 2016 and 2015.

The Plan sponsor makes safe-harbor matching contributions in the amount of 200% of each participant’s elective deferral that does not exceed 3% of compensation for the plan year, as defined by the Plan. The safe-harbor matching contributions are 100% vested immediately. Eligible

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

employees may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.

Investment Options
Participants direct 100% of their contributions into investments offered by the Plan. The Plan offers as investment options various Vanguard mutual fund accounts and PBF Energy Class A common stock. Participants can elect to allocate up to 10% of their contributions to PBF Energy Class A common stock. Participants may change their investment options in accordance with the Plan's provisions.

The Pension Protection Act created the Qualified Default Investment Alternative (the "QDIA") which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan Administrator selected the Vanguard Target Retirement Fund with the target date closest to the participant’s estimated retirement date as its QDIA.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect the participant’s contributions, the Company matching contributions and withdrawals, income, expenses, and investment gains and losses attributable to the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately 100% vested in their participant accounts.

Notes Receivable from Participants
Participants may borrow from their account balance, up to the lesser of 50% of the vested balance or $50,000. The interest rate on loans is established based on the prime rate plus 1%. The interest rate as of December 31, 2016 was 4.50%. The loan repayment schedule can generally be no longer than 60 months, except in the case of a loan for the purchase of a participant's principal residence which can be up to 120 months. Principal and interest is paid ratably through payroll deductions. Participants are subject to a 90 day waiting period between paying off a loan and obtaining a new loan.

Payment of Benefits
Participants receive the full amount of their vested account balances in the event of normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after the age of 59 ½. Certain hardship withdrawals are also permitted. Distributions may be made in a lump-sum payment, joint and survivor annuities or pre-retirement survivor annuities, at the Participant's election. Generally, required minimum distributions begin no later than the April 1st following the later of the end of the year a participant turns 70 ½ or separation from service.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant, as determined by the Plan Administrator. Permissible circumstances for hardship withdrawals include medical expenses, education expenses

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

and costs directly related to the purchase of a principal residence and such other circumstances as the Plan Administrator may determine based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after a hardship withdrawal.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets, reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a deemed distribution is recorded.

Investment Valuation
Plan investments are presented at their fair value. A fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect management’s own assumptions.

The valuation methods used to value Plan investments are as follows.

Mutual funds –Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that value. The mutual funds are deemed to be actively traded and are classified as Level 1 investments.

Common stock –Valued at the daily closing price as reported by the applicable stock exchange. PBF Energy’s Class A common stock trades on the New York Stock Exchange and is actively traded and is classified as a Level 1 investment.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Income Recognition
Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments, based on the value of assets at the beginning of the year or at the time of purchase during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Plan expenses not paid by the Company are paid out of Plan assets provided that such payment is consistent with ERISA.

Management Fees and Operating Expenses
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected in the net appreciation in fair value of such investments.

Recent Accounting Pronouncements
In July 2015, the FASB issued Accounting Standards Update No. 2015-12 (“ASU 2015-12”), Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965) (Part I) Fully Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date Practical Expedient. The amendments were effective for fiscal years beginning after December 15, 2015 with earlier application permitted. The Plan early adopted Parts II of ASU 2015-12 as of and for the year ended December 31, 2015. Part I and III are not applicable.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3 - FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges or published NAV's and are categorized in Level 1 of the fair value hierarchy.

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2016
Total Mutual Funds	202,629,265	—	—	202,629,265

PBF Energy Inc. Class A common stock	2,559,163	—	—	2,559,163

Investments, at fair value	$205,188,428	$—	$—	$205,188,428

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2015
Total Mutual Funds	146,533,660	—	—	146,533,660

PBF Energy Inc. Class A common stock	1,789,553	—	—	1,789,553

Investments, at fair value	$148,323,213	$—	$—	$148,323,213

4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5 - INCOME TAX STATUS

The Company adopted a pre-approved prototype plan offered by the Plan’s trustee. The Internal Revenue Service has determined that the prototype plan, by letter dated May 28, 2014, is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

The Plan Administrator believes the Plan is no longer subject to examination by tax authorities for years prior to 2013.

6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of mutual fund accounts managed by Vanguard, the trustee of the Plan. In addition, the Plan allows for loans to participants and investment in PBF Energy’s Class A common stock. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the Code.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record-keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

During 2016 and 2015, the Company did not timely remit certain employee contributions totaling approximately $1,210,000 and $1,280,000, respectively, within the period prescribed by the Department of Labor regulations. Delays in remitting contributions to the trustee were due to administrative time constraints, and the Company has or will make contributions to the affected participants’ accounts to compensate those participants for potential lost income due to these delays.

8 - SUBSEQUENT EVENTS

Beginning January 3, 2017, the PBF Energy Retirement Savings Plan will offer participants the option to make traditional after-tax contributions. Participants will have the ability to contribute up to 50% of their pay on a combined pre-tax, Roth, and/or traditional after-tax basis.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 27-2198168 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

				Description of investment, including
		Identity of issuer, borrower,		maturity date, rate of interest,		Current
(a)*	(b)	lessor, or similar party	(c)	collateral, par or maturity value	(d) Cost**	(e) Value
*		PBF Energy Inc.		Class A Common Stock		$2,559,163
*		The Vanguard Group		Vanguard Institutional Index		18,685,905
*		The Vanguard Group		Vanguard Int'l Growth Admiral Shares		10,307,919
*		The Vanguard Group		Vanguard Mid-Cap Growth		11,077,978
*		The Vanguard Group		Vanguard Morgan Growth Admiral Shares		6,488,939
*		The Vanguard Group		Vanguard Sm-Cap Index Institutional		12,384,624
*		The Vanguard Group		Vanguard Federal Money Market Fund		6,782,587
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2010		1,347,796
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2015		5,882,827
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2020		15,471,338
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2025		16,224,151
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2030		15,072,420
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2035		13,520,795
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2040		12,098,486
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2045		10,215,330
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2050		6,555,182
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2055		4,099,609
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2060		1,516,183
*		The Vanguard Group		Vanguard Institutional Target Retirement Inc		3,121,232
*		The Vanguard Group		Vanguard Total Bd Mkt Indx Admiral Shares		11,051,203
*		The Vanguard Group		Vanguard Wellington Admiral Shares		12,769,383
*		The Vanguard Group		Vanguard Windsor II Admiral Shares		7,955,378
						205,188,428

*		Participants		Participant loans maturing 2017 to 2027 at interest rates of 4.25% - 4.50%		6,053,701
						$211,242,129

*		Denotes party-in-interest to the Plan.
**		Omitted all participant-directed transactions under an individual account plan.

See accompanying report of independent registered public accounting firm.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 27-2198168 PLAN NO. 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2016

					Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Identity of Party Involved	Relationship to Plan	Description of Transaction	Participant Contributions Transferred Late to Plan	Late Participant Loan Repayments Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2016, the Plan Sponsor failed to remit timely to the Plan's Trustee multiple participant salary deferrals totaling $1,209,055	$1,209,055	Yes	$—	$—	$1,209,055	$—
PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2015, the Plan Sponsor failed to remit timely to the Plan's Trustee multiple participant salary deferrals totaling $1,280,350	$1,280,350	Yes	$—	$—	$—	$1,280,350

See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the PBF Holding Company LLC Retirement Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Energy Retirement Savings Plan

Date:	June 26, 2017	By:	/s/ John E. Luke
John E. Luke Chairman of the PBF Holding Company LLC Retirement Plans Administrative Committee Treasurer, PBF Energy Inc.